News Release

Media Contact:	Investor Contact:
Sharlene Myers	David G. McLennan
Manager, Global Public Relations	Chief Financial Officer
+1 (604) 232-1445	+1 (604) 231-1181
smyers@sierrawireless.com	investor@sierrawireless.com

Sierra Wireless Reports Third Quarter 2013 Results

Q3 highlights from continuing operations

•	Record revenue of $112.3 million, up 12.1% year-over-year

•	Adjusted EBITDA of $5.9 million, up 81.3% year-over-year

•	Non-GAAP earnings from operations of $2.4 million, compared to $0.3 million in Q3 2012

•	Non-GAAP diluted net earnings per share of $0.11, compared to diluted net earnings per share of $0.04 in Q3 2012

VANCOUVER, BRITISH COLUMBIA - November 7, 2013 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its third quarter ending September 30, 2013. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“We delivered another quarter of record M2M revenue, driven by steady growth in OEM Solutions and a strong quarter in Enterprise Solutions,” said Jason Cohenour, President and Chief Executive Officer. “In addition, our third quarter results are highlighted by continued strong increases in our key profitability metrics, demonstrating the leverage in our operating model as we execute on our profitable growth plans.”

Revenue for the third quarter of 2013 was $112.3 million, an increase of 12.1% compared to $100.2 million in the third quarter of 2012, and an increase of 2.4% compared to $109.6 million in the second quarter of 2013. Revenue from OEM Solutions was $95.9 million in the third quarter of 2013, up 8.6% compared to $88.3 million in the third quarter of 2012. Revenue from Enterprise Solutions was $16.4 million in the third quarter of 2013, up 37.8% from $11.9 million in the third quarter of 2012.

GAAP

•	Gross margin was $37.3 million, or 33.3% of revenue, in the third quarter of 2013, compared to $31.1 million, or 31.0% of revenue, in the third quarter of 2012.

•
Operating expenses were $40.6 million and loss from operations was $3.3 million in the third quarter of 2013, compared to operating expenses of $37.8 million and a loss from operations of $6.7 million in the third quarter of 2012.

•
Net earnings from continuing operations were $1.1 million, or $0.03 per diluted share, in the third quarter of 2013, compared to a net loss of $3.6 million, or $0.12 per share, in the third quarter of 2012. Reorganization initiatives as we transition our business are favorably impacting our effective tax rate. Net earnings from continuing operations for the current quarter included a year-to-date tax recovery. A portion of the recovery, amounting to $0.5 million, or $0.02 per diluted share, relates to the first half of the year.

•
Net earnings for continuing and discontinued operations(1) combined were $0.6 million, or $0.02 per diluted share, in the third quarter of 2013, compared to net earnings of $3.7 million, or $0.12 per diluted share, in the third quarter of 2012.

NON-GAAP

•	Gross margin was 33.4% in the third quarter of 2013, compared to 31.1% in the third quarter of 2012.

•
Operating expenses were $35.1 million and earnings from operations were $2.4 million in the third quarter of 2013, compared to operating expenses of $30.8 million and earnings from operations of $0.3 million in the third quarter of 2012.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $5.9 million in the third quarter of 2013, compared to $3.2 million in the third quarter of 2012.

•
Net earnings from continuing operations were $3.5 million, or $0.11 per diluted share, in the third quarter of 2013, compared to net earnings of $1.3 million, or $0.04 per diluted share, in the third quarter of 2012. Reorganization initiatives as we transition our business are favorably impacting our effective tax rate. Net earnings from continuing operations for the current quarter included a year-to-date tax recovery. A portion of the recovery, amounting to $0.5 million, or $0.02 per diluted share, relates to the first half of the year.

Non-GAAP results exclude the impact of stock-based compensation expense, acquisition costs, gain on sale of the AirCard business, restructuring costs, integration costs, disposition costs, acquisition amortization, impairment, foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts, and certain tax adjustments. We disclose non-GAAP amounts as we believe that these measures provide our shareholders with better information about actual operating results and assist in comparisons from one period to another.

Adjusted EBITDA as defined equates to earnings (loss) from operations plus stock-based compensation expense, acquisition costs, restructuring costs, integration costs, impairment, and amortization. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

(1) On April 2, 2013, we completed the sale of substantially all of the assets and operations related to our AirCard business. The results of operations and the gain on sale of the AirCard business have been presented as discontinued operations for the three and nine months ended September 30, 2013 and September 30, 2012.

Financial Guidance
The Company provides the following guidance for continuing operations for the fourth quarter of 2013, excluding any impact from the acquired M2M module and modem assets of AnyDATA:
In the fourth quarter of 2013, revenue is expected to increase sequentially and on a year-over-year basis. Gross margin and operating expenses are expected to remain similar to third quarter levels.

Q4 2013 Guidance	Consolidated Non-GAAP

Revenue	$112.0 to $116.0 million
Earnings from operations	$2.4 to $3.3 million
Net earnings	$2.2 to $3.0 million
Earnings per share	$0.07 to $0.10 per share

This non-GAAP guidance for the fourth quarter of 2013 reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.
Conference call, webcast and instant replay details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, November 7, 2013, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 7687072

For those unable to participate in the live call, a replay will be available until November 29, 2013. Dial 1-855-859-2056 or 1-800-585-8367 and enter the Conference ID number above to access the replay.
To access the webcast, please follow the link below:
Sierra Wireless Q3 2013 Financial Results Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://www.snwebcastcenter.com/webcast/sierrawireless/2013q3/
The webcast will remain available at the above link for one year following the call.
We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the fourth quarter of 2013 and our fiscal year 2013, our business outlook for the short and longer term and our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

▪	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

▪	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

▪	Expected cost of goods sold;

▪	Expected component supply constraints;

▪	Our ability to “win” new business;

▪	Expected deployment of next generation networks by wireless network operators;

▪	Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

▪	Expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

▪
We may experience higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues in connection with the divestiture of the AirCard assets and operations;

▪
Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

▪	The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

▪	We may be unable to enforce our intellectual property rights or may be subject to claims and litigation that had an adverse outcome;

▪	The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed; and

▪	Transition periods associated with the migration to new technologies may be longer than we expect.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) offers industry-leading products and solutions for connected devices and machine-to-machine (M2M) communications over cellular networks. Wireless service providers, equipment manufacturers, enterprises and government organizations around the world depend on us for reliable wireless technology. We offer 2G, 3G and 4G wireless modems, routers and gateways as well as a comprehensive suite of software, tools, and services that ensure our customers can successfully bring wireless applications to market.  For more information about Sierra Wireless, visit www.sierrawireless.com.
"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Revenue	$112,262	$100,183	$323,252	$287,916
Cost of goods sold	74,916	69,097	216,054	198,875
Gross margin	37,346	31,086	107,198	89,041

Expenses
Sales and marketing	10,452	8,572	31,489	26,891
Research and development	17,806	15,886	54,038	45,491
Administration	9,297	8,013	26,323	25,034
Restructuring	14	498	157	2,209
Integration	—	—	27	—
Acquisition	139	2,196	139	2,795
Amortization	2,939	2,649	9,142	7,311
	40,647	37,814	121,315	109,731
Loss from operations	(3,301)	(6,728)	(14,117)	(20,690)
Foreign exchange gain	2,563	1,176	1,902	1,718
Other income (expense)	(26)	(70)	(124)	(231)
Loss before income taxes	(764)	(5,622)	(12,339)	(19,203)
Income tax expense (recovery)	(1,839)	(2,010)	1,266	522
Net earnings (loss) from continuing operations	1,075	(3,612)	(13,605)	(19,725)
Net earnings (loss) from discontinued operations	(505)	7,279	69,510	27,318
Net earnings	$570	$3,667	$55,905	$7,593
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	693	1,203	425	(138)
Comprehensive income	$1,263	$4,870	$56,330	$7,455
Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)
Continuing operations	$0.03	$(0.12)	$(0.44)	$(0.64)
Discontinued operations	(0.01)	0.24	2.26	0.89
	$0.02	$0.12	$1.82	$0.25
Weighted average number of shares outstanding (in thousands)
Basic	30,688	30,573	30,717	30,854
Diluted	31,176	30,573	30,717	30,854

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
(unaudited)

	September 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$183,220	$63,646
Short-term investments	5,221	—
Accounts receivable, net of allowance for doubtful accounts of $2,531 (December 31, 2012 - $2,435)	94,090	108,624
Inventories	6,221	12,675
Deferred income taxes	4,200	22,199
Prepaids and other	37,235	24,252
Assets held for sale	—	54,340
	330,187	285,736
Property and equipment	22,588	20,039
Intangible assets	45,107	56,357
Goodwill	99,365	97,961
Deferred income taxes	4,685	3,880
Other assets	811	790
	$502,743	$464,763

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$121,606	$128,216
Deferred revenue and credits	1,807	1,312
Liabilities held for sale	—	10,353
	123,413	139,881
Long-term obligations	22,074	26,526
Deferred income taxes	300	300
	145,787	166,707
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding 30,761,517 shares (December 31, 2012 - 30,592,423 shares)	324,975	322,770
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 538,439 shares (December 31, 2012 – 716,313 shares)	(5,399)	(5,172)
Additional paid-in capital	24,183	23,203
Retained earnings (deficit)	20,234	(35,283)
Accumulated other comprehensive loss	(7,037)	(7,462)
	356,956	298,056
	$502,743	$464,763

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Cash flows provided by (used in):
Operating activities
Net earnings	$570	$3,667	55,905	$7,593
Items not requiring (providing) cash
Amortization	6,873	7,082	21,150	20,795
Stock-based compensation	2,481	1,695	7,170	5,010
Gain on sale of AirCard business	17	—	(94,078)	—
Deferred income taxes	(770)	(2,032)	17,194	(3,905)
Loss (gain) on disposal of property, equipment, and intangibles	10	57	(10)	183
Impairment of assets related to discontinued operations	—	—	1,012	—
Other	(1,912)	(1,226)	(1,399)	(1,226)
Taxes paid related to net settlement of equity awards	(14)	(4)	(342)	(4)
Changes in non-cash working capital
Accounts receivable	15,877	(6,970)	28,862	(11,384)
Inventories	51	(6,044)	12,604	(5,127)
Prepaid expenses and other	(2,767)	(17,596)	(11,870)	(20,557)
Accounts payable and accrued liabilities	(824)	16,065	(15,079)	37,537
Deferred revenue and credits	(512)	513	485	(145)
Cash flows provided by (used in) operating activities	19,080	(4,793)	21,604	28,770
Investing activities
Additions to property and equipment	(3,835)	(3,290)	(9,730)	(11,850)
Proceeds from sale of property, equipment, and intangibles	—	(8)	32	56
Increase in intangible assets	(555)	(596)	(1,669)	(1,934)
Net proceeds from sale of AirCard business	(17)	—	119,978	—
Purchase of M2M business of Sagemcom	—	(55,218)	—	(55,218)
Net change in short-term investments	4,779	2,153	(5,221)	9,347
Cash flows provided by (used in) investing activities	372	(56,959)	103,390	(59,599)
Financing activities
Issuance of common shares	1,186	158	4,947	427
Repurchase of common shares for cancellation	—	—	(5,772)	(6,312)
Purchase of treasury shares for RSU distribution	(3,433)	—	(3,433)	(2,489)
Decrease in other long-term obligations	(108)	(176)	(827)	(831)
Cash flows used in financing activities	(2,355)	(18)	(5,085)	(9,205)
Effect of foreign exchange rate changes on cash and cash equivalents	(450)	(1,861)	(335)	(1,813)
Cash and cash equivalents, increase (decrease) in the period	16,647	(63,631)	119,574	(41,847)
Cash and cash equivalents, beginning of period	166,573	123,159	63,646	101,375
Cash and cash equivalents, end of period	$183,220	$59,528	$183,220	$59,528

SIERRA WIRELESS, INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(Unaudited)

(in thousands of U.S. dollars, except where otherwise stated)
	2013			2012 (1)
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$37,346	$36,474	$33,378	$125,274	$36,233	$31,086	$30,081	$27,874
Stock-based compensation	117	95	75	304	61	82	78	83
Gross margin - Non-GAAP	$37,463	$36,569	$33,453	$125,578	$36,294	$31,168	$30,159	$27,957

Loss from operations - GAAP	$(3,301)	$(3,932)	$(6,884)	$(22,206)	$(1,516)	$(6,728)	$(6,558)	$(7,404)
Stock-based compensation	2,145	2,013	1,655	5,781	1,470	1,462	1,403	1,446
Acquisition	139	—	—	3,182	387	2,196	599	—
Restructuring	14	26	117	2,251	42	498	1,531	180
Integration	—	—	27	—	—	—	—	—
Impairment of an asset in R&D	—	—	280	—	—	—	—	—
Acquisition related amortization	3,405	3,363	3,393	11,890	3,338	2,906	2,665	2,981
Earnings (loss) from operations - Non-GAAP	$2,402	$1,470	$(1,412)	$898	$3,721	$334	$(360)	$(2,797)
Amortization (excluding acquisition related amortization)	3,468	3,403	3,212	11,747	3,293	2,904	2,717	2,833
Adjusted EBITDA	$5,870	$4,873	$1,800	$12,645	$7,014	$3,238	$2,357	$36

Net earnings (loss) from continuing operations - GAAP	$1,075	$(6,742)	$(7,938)	$(4,202)	$15,523	$(3,612)	$(8,868)	$(7,245)
Stock-based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	5,760	5,393	5,355	22,241	5,162	6,885	5,658	4,536
Unrealized foreign exchange loss (gain)	(2,457)	(1,359)	1,874	(3,139)	(1,655)	(1,218)	(165)	(101)
Income tax adjustments	(895)	3,754	—	(15,344)	(14,540)	(804)	—	—
Net earnings (loss) from continuing operations - Non-GAAP	$3,483	$1,046	$(709)	$(444)	$4,490	$1,251	$(3,375)	$(2,810)

Net earnings (loss) from discontinued operations - GAAP	$(505)	$68,152	$1,863	$31,401	$4,083	$7,279	$12,449	$7,590
Stock-based compensation and disposition costs	1,402	876	1,733	2,395	1,696	233	233	233
Gain on sale of AirCard business	(49)	(69,077)	—	—	—	—	—	—
Net earnings (loss) from discontinued operations - Non-GAAP	$848	$(49)	$3,596	$33,796	$5,779	$7,512	$12,682	$7,823

Net earnings (loss) - GAAP	$570	$61,410	$(6,075)	$27,199	$19,606	$3,667	$3,581	$345
Net earnings (loss) - Non-GAAP	4,331	997	2,887	33,352	10,269	8,763	9,307	5,013

Diluted earnings (loss) from continuing operations per share
GAAP - (in dollars)	$0.03	$(0.22)	$(0.26)	$(0.14)	$0.50	$(0.12)	$(0.29)	$(0.23)
Non-GAAP - (in dollars)	$0.11	$0.03	$(0.02)	$(0.01)	$0.15	$0.04	$(0.11)	$(0.09)

Net earnings (loss) per share - diluted
GAAP - (in dollars)	$0.02	$2.00	$(0.20)	$0.88	$0.64	$0.12	$0.12	$0.01
Non-GAAP - (in dollars)	$0.14	$0.03	$0.09	$1.08	$0.33	$0.29	$0.30	$0.16
(1) Financial information has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

SIERRA WIRELESS, INC.

REVENUE BY PRODUCT LINES

(In thousands of U.S. dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012(1)	2013	2012(1)

OEM Solutions	$95,850	$88,270	$280,158	$251,669
Enterprise Solutions	16,412	11,913	43,094	36,247
	$112,262	$100,183	$323,252	$287,916

(1) Comparative information has been reclassified to conform to current period presentation.